Exhibit 3.2

Articles of Amendment
to the Articles of Incorporation
Inform Worldwide Holdings, Inc.

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

        First:    The name of the corporation is Inform Worldwide Holdings, Inc.

        Second:     The following amendments to the Articles of Incorporation were duly adopted by a vote of the shareholders on November 13, 2001. The number of shares voted for the amendments was sufficient for approval.

   The Articles of Incorporation are amended to read as follows:

   The authorized classes of shares is as follows:

Share Class	Authorized Shares	Par Value
Class A Common	250,000,000	No
Class B Common	25,000,000	No
Class A Preferred	10,000,000	No
Class B Preferred	10,000,000	No

     The following sections are added to the Articles of Incorporation:

Limitation on Director Liability

           A director of the Corporation shall not be personally liable to the Corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director; except that this provision shall not eliminate or limit the liability of a director to the Corporation or to its shareholders for monetary damages otherwise existing for(i) any breach of the director's duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) acts specified in Section 7-108-403 of the Colorado Business Corporation Act; or (iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Colorado Business Corporation Act is hereafter amended to eliminate or limit further liability of a director, then in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the Colorado Business Corporation Act as so amended. Any repeal or modification of this Limitation on Director Liability shall not adversely affect any right or protection of a director of the Corporation under this Limitation on Director Liability, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this Limitation on Director Liability, prior to such repeal or modification.

Indemnification

         The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expenses incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise.

        Third:    The amendment does not require any exchange, reclassification, or cancellation of issued shares.

Dated November 13, 2001. Inform Worldwide Holdings, Inc.

INFORM WORLDWIDE HOLDINGS, INC.

Date: November 13, 2001	By:	/s/ Larry G. Arnold
Larry G. Arnold
Title: Chief Executive Officer